Exhibit (a)(1)(h)

Understanding The Offer to Exchange Stock Options

Hello, thank you for coming today to view our presentation on LSI Logic’s Offer to Exchange Stock Options. In our continuing effort to motivate and reward valued employees for their important contributions to LSI Logic’s success, we are presenting this exchange offer designed to provide eligible employees with the potential to restore stock option value in the near future.

Today, we will... Discuss current issues related to our stock option program Introduce the voluntary Stock Option Exchange Offer program Describe details of the Offer including process, benefits and risks

By now, you should have received a letter from our CEO, Wilfred Corrigan, introducing the program. Today, we will be explaining the program in more detail. We will:

•	Discuss the current state of LSI’s stock option program;

•	Introduce the voluntary program, including why we are extending the offer; and

•	Describe offer details including process, benefits and risks.

Our stock options are an important component of the total rewards of working at LSI. The intention is to provide value to our employees by allowing them the opportunity to purchase LSI shares at a specified price over a certain period of time. To the extent share price appreciates after the option is granted, your value (or “profit”) is equal to the difference between share price and exercise price.

Stock options are intended to add to LSI's total employee rewards The intention of stock options... 1. At a price set today...(grant price) 2. ... you have the OPTION to purchase LSI Logic stock in the future...(exercise price) 3. ... and any difference between grant and market price at time of exercise is your profit Stock Price $ Time Grant Price Sale Price Profit

The goal is to provide employees a stake in the Company Attract and retain the superior talent we need to succeed Focus each of us on the factors that make our business successful Stock options help us...

This “profit” is meant to provide a reward for your contributions that lead to increases in LSI share value. In short, it is your stake in the organization you work so hard to make successful.

Stock options serve the very important function of helping LSI attract, retain and reward the superior talent we need to succeed. Options also help focus our people on factors that make our business successful thus aligning employee interests with those of the shareholders.

However, these goals are hard to meet when stock options fall underwater Market Price $ Time Grant Price Stock options are underwater when the grant price is greater than current market price... Market Price

Unfortunately, our goals of retaining and rewarding our people are not met when stock options fall “underwater”.

“Underwater” refers to options with exercise prices that are higher than the current price of LSI stock in the open market. Options fall underwater when share prices decline after the option is granted.

Market conditions have created substantial numbers of underwater options NASDAQ, heavily weighted with high- technology sector stocks, is down 80% from its March, 2000 high New York Stock Exchange down 25% from its March, 2000 high

Difficult market conditions certainly contribute to the problem of underwater options. As many of us know, the NASDAQ and New York Stock Exchange are off significantly from their historic highs over the past two years.

The NASDAQ has lost about 80%, and the New York Stock Exchange about 25%, since March of 2000. As a result, many companies today are dealing with underwater stock options.

At the same time, our business fundamentals are strong We have a great customer base We're developing and building new and exciting products The company has taken dramatic steps to reduce expenses so that we can return to profitability We're doing - and must continue to do - the things it takes to rebound

Even though we too have underwater options, many of our own fundamentals remain strong.

We are proud to have maintained our strong customer base through these difficult times. The loyalty of our customers is directly attributable to the hard working, service-oriented nature of our employees.

We are well recognized for our ability to develop and build new products and offerings for our clients. Our market-leading innovation and quality continue today as strongly as ever.

And finally, we understand how important it is to save costs during tough times. The Company has taken strategic steps to reduce expenses so that we can return to profitability as soon as possible.

We are confident that we are doing — and will continue to do — the things it takes to rebound.

A combination of events have resulted in a substantial decline in LSI Logic stock price Information technology recession Decline in the world economy 9/11 and other world events

Although our fundamentals are in place, LSI’s stock price has experienced a substantial decline.

As many of us are well aware, the US economy as a whole, and the high-technology sector in particular, have experienced a significant recession.

The US is not alone — the recession has been felt worldwide. As LSI is a global organization, worldwide slowdowns affect us directly.

And finally, world events such as 9/11 have affected everyone in the business community.

As a result, we are faced with a critical question How can we restore value to our option program and our employees, while remaining accountable for business performance and shareholder concerns? Alternatives Provide supplemental grants Reprice options Cancel current options and grant new ones Do nothing Considerations Shareholder dilution Impact on company earnings Reporting requirements Competitive environment Opportunity to provide employees with choice

As a result of all of these issues we are faced with a critical question — how can we responsibly and effectively restore value to our stock option program?

The list of alternatives is short. We can either grant more options to employees, change the exercise prices of outstanding options (i.e., reprice) or cancel underwater options and grant new options at a later date.

Each of these considerations has potential benefits and costs that must be weighed carefully. Granting more options without canceling the current underwater grants adds to shareholder dilution. Changing the stock price of underwater options brings with it accounting costs that amount to substantial financial penalties to the Company. But doing nothing benefits no one.

Our solution is to provide eligible option holders a voluntary choice Eligible option holders can voluntarily elect to... MAINTAIN Keep your current option grant(s) and exercise price(s) EXCHANGE Surrender any or all eligible stock option grants and receive a lower number of shares at a new exercise price equal to the fair-market- value of LSI Logic stock after a 6 month and one day waiting period Who are "eligible" option holders and what are "eligible" option grants?

In response to substantial numbers of underwater options, LSI Logic’s Board of Directors has decided to provide eligible option holders with the voluntary choice to cancel eligible grant in exchange for a lower number of options after a six-month waiting period. The offer is entirely voluntary, and if you choose not to participate, you simply keep your current options with their current terms and conditions remaining intact.

We decided on the cancel, then wait 6-months-and-a-day approach because it avoids the increased dilution caused by additional grants and the financial penalties of repricing. This approach still provides everyone the opportunity to reset the exercise prices of their underwater options.

But who are “eligible” option holders, and what are “eligible” grants?

Certain criteria must be met to be eligible for the exchange offer Eligibility Criteria Rationale Eligibility is limited to current employees who were hired on or before 5:00 p.m., Pacific Time, on August 15, 2002 and who receive pay as regular employees in the following countries: United States Great Britain Germany Complicated local filings and disclosure rules make it impractical to offer the program in countries with less than 50 employees Option grants assumed by LSI through acquisitions of other organizations are NOT eligible for exchange program The plans, vesting and other conditions of these options may be different than LSI Logic options, and we are leaving all prior rules intact for non-LSI Logic plans Hong Kong Japan China You will be provided a summary of your grants eligible for the program

Certain eligibility criteria must be met to participate in the offer.

First, eligibility is limited to employees in the US, Great Britain, Germany, Hong Kong, Japan and People’s Republic of China. The reason for limiting eligibility to these six countries has to do with local regulations and reporting requirements. Each country has its own set of rules — often complex — that need to be followed for these types of programs. Compliance with these rules makes it impractical to extend the offer to countries in which LSI employs less than 50 people eligible to receive options.

Second, option grants that were not made directly by LSI, but were assumed by LSI during an acquisition, are not eligible for exchange. Because the plans, vesting and other conditions under which these assumed grants were made may be different than LSI’s practices, we will be leaving them intact.

To assist you in making your decision, a grant history is provided on your election form that summarizes your grants eligible for exchange.

If you choose to exchange, your new grant will be for fewer option shares The 3:2 ratio is designed to be fair and responsible to both employees and shareholders The ratio reduces the number of outstanding options thus reducing potential shareholder dilution For every 3 option shares you elect to exchange, you will receive a new grant of 2 option shares at the end of the 6-month and one day waiting period... 3 Old Option Shares Common Stock Common Stock 2 New Option Shares

If you do elect to participate in the exchange offer, you will receive two new shares for every three shares you surrender.

This ratio is designed to be fair to both employees and shareholders. It offers employees the opportunity to exchange underwater options while decreasing the total number of option shares that remain outstanding — thus decreasing the dilutive effect our option program has on shareholders. In short, this exchange ratio benefits both employees and shareholders.

Your new options have the same terms as other LSI Logic option grants The new options will vest over a 4-year period subject to continuing employment on the vesting dates 0% vested on date of grant 25% vest on annual anniversary date thereafter Fully vested on 4th anniversary of grant The new option to purchase common stock will expire on the 10th anniversary of grant These terms apply regardless of the vesting or remaining term of the options exchanged

If you do elect to participate in the exchange offer, the new option grant you will receive after the waiting period generally will have the same terms as other LSI Logic option grants.

The new option grant will vest over a four-year period, subject to continued employment. Zero percent will be vested on the date of grant, 25 percent will vest on the first anniversary of grant, and the remainder will vest annually until it is fully vested on the fourth anniversary of grant.

Like other LSI Logic grants, your option will have a maximum term of 10 years.

These terms and conditions apply regardless of the vested position, or remaining life, of the options exchanged.

Other important issues must be considered in making your decision If you choose to participate, grants must be exchanged in whole If you choose to participate, any options granted to you since February 20, 2002 must also be exchanged (regardless of exercise price)

In addition to the exchange ratio and the vesting terms, two other rules must be followed in the offer to exchange.

First, partial grants cannot be accepted for exchange. Rather, if you choose to exchange a grant, you must exchange the entire grant. However, you may choose among grants, selecting some and not others, when deciding which you would like to exchange. Each grant has its own exercise price and grant date — your election form will provide a summary of your outstanding grants eligible for this offer.

Second, if you choose to participate, any option grants you have received since February 20, 2002 must be exchanged — regardless of exercise price.

And there are risks associated with participating Stock price may rebound during the 6-month and one month waiting period New grant could have a higher exercise price than the grant(s) you exchanged If your employment with the Company ends for any reason during the 6-month and one day waiting period, you will not receive any new options and your cancelled options will not be reinstated

It is very important that you carefully consider the risks involved with the exchange before deciding whether to participate.

Each option holder must carefully select which options to exchange, with the understanding that stock price may increase during the six-month waiting period. The potential exists for the new grant to have an exercise price higher than the grant or grants exchanged.

In addition to potential stock price movement, continued employment with the Company during the six-month waiting period is an important consideration. If your employment with LSI ends — for any reason, voluntary or involuntary — before the new options are granted, you will not receive any new options and the options you exchanged will not be reinstated.

LSI Logic cannot assist you in making your decision No person or entity, either from within or outside of LSI is authorized by LSI to assist you in making your decision We recommend you review the materials carefully and consult your personal financial advisor

Once again, participation in this offer is completely voluntary. You have sole discretion whether to exchange your outstanding options. LSI Logic cannot assist you in making your decision, beyond describing the mechanics, benefits and risks involved with the offer.

Additionally, LSI has not authorized anyone, either from within or outside of the Company to assist you in making your decision. We recommend you review the program materials and consult your own personal financial advisor.

LSI has provided you with supporting materials to explain the offer in detail Offer to Exchange Certain Outstanding Stock Options for New Options (legal document containing offer details) Frequently Asked Questions (FAQs) Stock Option Exchange Offer Election Form (including personal summary of eligible outstanding option grants) Stock Option Exchange Withdrawal form for changes in elections

LSI has provided you with supporting materials to explain the offer in detail. As mentioned in the letter from our CEO, Wilfred Corrigan, you have been or will soon be provided with:

•	The Offer to Exchange — this is the legal document explaining the offer in detail

•	Frequently Asked Questions (FAQs) — this is a list of common questions associated with the stock option exchange program

•	Election Form — the form used to indicate which eligible grants you wish to exchange (this form also serves as your grant history as your outstanding option grants will be listed on it)

•	Withdrawal Form — the form used to rescind a previous election to exchange

Here are some important dates related to the offer September 18th, 2002 at 5:00 P.M. PST - Deadline for electing to participate or withdrawing a previous election (election/withdrawal forms must be submitted to Stock Administration) September 19th, 2002 - Expected date on which surrendered option grants will be cancelled (subject to change) March 20th, 2003 - Expected date on which new options will be granted (subject to change)

You should familiarize yourselves with three important dates related to the Offer.

The first is the end of the offer period. You must make your decision and properly submit your election form before the offer period closes on September 18th, 2002 at 5:00 p.m. Pacific Daylight Time. This date is subject to change. In the event that you first elect to exchange, and then wish to rescind that election, a withdrawal form must be submitted by the end of this same offer period. If no form is received by this time, it will be presumed you elect not to participate in the exchange.

The second important date is September 19th, 2002. This is the date on which the grants you elect to exchange are expected be cancelled. This date is also subject to change.

The final important date is March 20th, 2003. This is the date following the six-month and one day waiting period on which the new option grant is expected to be made. This date is also subject to change.

May 2000 Thanks for attending!

Thank you for attending this presentation. While securities law prevents us from answering questions relating to your specific circumstance, your moderator can show you where your question may be answered in the program documentation.